SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Rule 13e-3 Transaction Statement
      (Pursuant to Section 13e-3 of the Securities Exchange Act of 1934 and
                             Rule 13e-3 thereunder)

                             Super 8 Motels II, Ltd.
                              (Name of the Issuer)

                             Super 8 Motels II, Ltd.
                       Grotewohl Management Services, Inc.
                                 Mark Grotewohl
                       (Name of Persons Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               Philip B. Grotewohl
                       Grotewohl Management Services, Inc.
                                  2030 J Street
                              Sacramento, CA 95814
                                 (916) 442-9183
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with:

[X] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
[ ] (b) The filing of a registration statement under the Securities Act of 1933.
[ ] (c) A tender offer.
[ ] (d) None of the above.

Check the following box if the soliciting materials or information statement referred to above are preliminary copies: [X]

Calculation of Filing Fee

     Transaction valuation                       Amount of filing fee
     $2,200,000                                  $440
     (Based on purchase price of property)

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount previously paid:    $440
         Form or Registration No.:  Schedule 14A
         Filing party:              Registrant
         Date Filed:                May 15, 1998

                       DOCUMENTS INCORPORATED BY REFERENCE

Revised Preliminary Schedule 14A (filed July 28, 1998)


                   CROSS REFERENCE SHEET REQUIRED PURSUANT TO
                    GENERAL INSTRUCTION "F" OF SCHEDULE 13E-3

-------------------------- -----------------------------------------------------
ITEM IN SCHEDULE 13E-3                          LOCATION
-------------------------- -----------------------------------------------------

-------------------------- -----------------------------------------------------
1. Issuer and Class of           Notice; Solicitation of Consents; Outstanding
   Security Subject to the       Voting Securities and Voting Rights; Special
   Transaction                   Factors; Financial Information - Selected
                                 Partnership Financial Data; Financial
                                 Information - Management's Discussion and
                                 Analysis of Financial
                                 Condition and Results of Operations
------------------------ -----------------------------------------------------
2. Identity and Background       Management; Purchase Agreement
------------------------ -----------------------------------------------------
3. Past Contacts, Transactions   Financial Statements; Purchase Agreement;
   or Negotiations               Special Factors
------------------------ -----------------------------------------------------
4. Terms of the Transaction      Purchase Agreement
------------------------ -----------------------------------------------------
5. Plans or Proposals of the     Purchase Agreement; Effects of Approval of the
   Issuer or Affiliate           Proposal
------------------------ -----------------------------------------------------
6. Source and Amounts of Funds   Purchase Agreement; Effects of Approval of the
   or Other Consideration        Proposal
------------------------ -----------------------------------------------------
7. Purpose(s), Alternatives,     Special Factors; Effects of Approval of the
   Reasons and Effects           Proposal
------------------------ -----------------------------------------------------
8. Fairness of the Transaction   Special Factors; Outstanding Voting Securities
                                 and Voting Rights
------------------------ -----------------------------------------------------
9. Reports, Opinions, Appraisals Special Factors; Appraisal of the
   and Certain Negotiations      Property/Fairness Opinion
------------------------ -----------------------------------------------------
10.Interest in Securities of     Outstanding Voting Securities and Voting Rights
   the Issuer
------------------------ -----------------------------------------------------
11.Contracts, Arrangements, or   Outstanding Voting Securities and Voting Rights
   Understandings with Respect
   to the Issuer's Securities
------------------------ -----------------------------------------------------
12.Present Intention and         Special Factors
   Recommendation of Certain
   Persons with Regard to the
   Transaction
------------------------ -----------------------------------------------------
13.Other Provisions of the       Outstanding Voting Securities and Voting Rights
   Transaction
------------------------ -----------------------------------------------------
14.Financial Information         Financial Information - Selected Partnership
                                 Financial Data; Financial Statements
------------------------ -----------------------------------------------------
15.Persons and Assets            Purchase Agreement; Effects of Approval of the
   Employed, Retained            Proposal; Appraisal of the Property/Fairness
   or Utilized                   Opinion
------------------------ -----------------------------------------------------
16.Additional Information        Information Statement; Notice; Form of Proxy;
                                 Schedule 14A
------------------------ -----------------------------------------------------
17.Materials to be Filed         Appraisal; Fairness Opinion; Agreement with
   as Exhibits                   Everest Group; Schedule 14A
------------------------ -----------------------------------------------------

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


         Capitalized terms used but not expressly defined herein shall have the meanings ascribed to them in the Registrant's Information Statement (as defined below). For the purpose of this Schedule 13E-3, the following capitalized terms shall be ascribed the following meanings:


         "Form of Proxy" refers to the form of Action by Written Consent of Limited Partners included as Appendix 2 to the Schedule 14A.

         "Information Statement" refers to the Information Statement forming part of Schedule 14A.

         "Notice" refers to the Notice of Proposed Action by Written Consent included as Appendix 1 to the Schedule 14A.

         "Schedule 14A" refers to the Partnership's Schedule 14A filed on July 28, 1998.

All of the documents listed above are hereby incorporated herein by this reference.

         For the purpose of responses to this Schedule 13E-3, cross references will be made to Schedule 14A and to information under specified sections of the documents contained therein.
                         ------------------------------

ITEM 1.           Issuer and Class of Security Subject to the Transaction.

(a) See the Notice. In answer to this item, such information is incorporated herein by this reference.

(b) See "Solicitation of Consents" and "Outstanding Voting Securities and Voting Rights" in the Information Statement. In answer to this item, such information is incorporated herein by this reference.

(c) See the fourth bullet factor under "Special Factors" in the Information Statement. In answer to this item, such information is incorporated herein by this reference.

(d) See "Financial Information - Selected Partnership Financial Data" and "Financial Information - Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Information Statement. In answer to this item, such information is incorporated herein by this reference.

(e) During the past three years, neither the Partnership, Grotewohl Management Services, Inc. nor Mark Grotewohl has made an underwritten offering of Units for cash which was registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A. Accordingly, this information is omitted from the Information Statement.

(f) Since commencement of the Partnership's second full fiscal year preceding the date of this Schedule 13E-3, neither the Partnership, Grotewohl Management Services, Inc., nor Mark Grotewohl has purchased any Units. Accordingly, this information is omitted from the Information Statement.

ITEM 2.           Identity and Background

(a)-(d) This Schedule is filed by the Partnership, Grotewohl Management Services, Inc., the Managing General Partner of the Partnership, and Mark Grotewohl.

         The Partnership is a California limited partnership which has no executive officers or directors. The principal business address of the Partnership is 2030 J Street, Sacramento, CA 95814. The Partnership's general partners are Grotewohl Management Services, Inc., as managing general partner, and Robert J. Dana, as associate general partner.

     Grotewohl Management Services, Inc. is a California corporation owned one-half by Philip B. Grotewohl and one-half by his former wife, who is not involved in the day-to-day operations of Grotewohl Management Services, Inc., and who does not serve as a director or executive officer thereof. The directors of Grotewohl Management Services, Inc. are Philip B. Grotewohl and David P. Grotewohl, his son, and the executive officers of Grotewohl Management Services, Inc. are Philip B. Grotewohl, David P. Grotewohl, and Lee Cummings. The principal business address of Grotewohl Management Services, Inc. is 2030 J Street, Sacramento, CA 95814. During the past five years Grotewohl Management Services, Inc. and its affiliate, Brown & Grotewohl, a California general partnership one-half owned by Philip B. Grotewohl and one-half owned by the Estate of Dennis A. Brown, principally have been engaged in the business of managing various limited partnerships which own and operate lodging facilities, and in the business of managing such lodging facilities. During the past five years Philip B. Grotewohl's business activities have been conducted solely through Grotewohl Management Services, Inc. and Brown & Grotewohl. The principal business address of Philip B. Grotewohl is 2030 J Street, Sacramento, CA 95814. In addition to serving as an executive officer of Grotewohl Management Services, Inc., during the past two and one-half years David P. Grotewohl has been engaged part-time as a sole proprietor in the marketing of consumer products and services under the business name "The Biscayne Group." The principal business address of David P. Grotewohl is 2030 J Street, Sacramento, CA 95814.

         Robert J. Dana is the associate general partner of the Partnership and, as such, has no control over the management of the Partnership. During the past five years Robert J. Dana has been self-employed through D/S Telecom and Telecom Options as a seller of long-distance telephone services. The principal business address of Robert J. Dana is 6439 Timber Springs Drive, Santa Rosa, CA 95409.

         Mark Grotewohl is the son of Philip B. Grotewohl. During the last five years, until April 30, 1998, Mark Grotewohl was employed as the marketing and sales director for the five GMS Partnerships. Since that time, Mark Grotewohl has been engaged in facilitating the proposed transaction discussed in the Information Statement. The home address of Mark Grotewohl is 1811 11th Avenue, Sacramento, CA 95818.

         See "Management" and "Purchase Agreement" for information respecting the persons filing this Schedule 13E-3. In answer to this item, such information is incorporated herein by this reference

(e) None of the Partnership, Grotewohl Management Services, Inc., Robert J. Dana, Philip B. Grotewohl, David P. Grotewohl, or Mark Grotewohl has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Accordingly, this information is omitted from the Information Statement.

(f) None of the Partnership, Grotewohl Management Services, Inc., Robert J. Dana, Philip B. Grotewohl, David P. Grotewohl, or Mark Grotewohl has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Accordingly, this information is omitted from the Information Statement.

(g) Each of the natural persons named in (f) is a citizen of the United States. This information is omitted from the Information Statement.

ITEM 3.           Past Contacts, Transactions or Negotiations.

(a)(1) See Note 4 to the Partnership's audited financial statements included in the Information Statement. In answer to this item, such information is incorporated herein by this reference.

(a)(2) No contacts, negotiations or transactions have been entered into or have occurred which are required to be disclosed under this item, other than the proposed transaction to be voted upon. Accordingly, except with respect to the proposed transaction to be voted upon, this information is omitted from the Information Statement. With respect to the proposed transaction to be voted upon, see "Purchase Agreement" in the Information Statement. In answer to this item, such information is incorporated herein by this reference.

(b) No contacts, negotiations or transactions have been entered into or have occurred which are required to be disclosed under this item, other than the proposed transaction to be voted upon and the offer to purchase the Partnership's property made by the Everest Group. Accordingly, except with respect to the proposed transaction to be voted upon and the offer to purchase the Partnership's property made by the Everest Group, this information is omitted from the Information Statement. With respect to the proposed transaction to be voted upon, see "Purchase Agreement" in the Information Statement, and with respect to the offer to purchase the Partnership's property made by the Everest Group, see "Special Factors." In answer to this item, such information is incorporated herein by this reference.

ITEM 4.           Terms of the Transaction.

(a) See "Purchase Agreement" in the Information Statement. In answer to this item, such information is incorporated herein by this reference.

(b) There is no term or arrangement concerning the proposed transaction relating to any Unit holder of the Partnership which is not identical to that relating to other Unit holders of the Partnership. Accordingly, this information is omitted from the Information Statement.

ITEM 5.           Plans or Proposals of the Issuer or Affiliate.

(a)-(g) See "Purchase Agreement" and "Effects of Approval of the Proposal" in the Information Statement for information respecting the proposed sale of the Partnership's assets and its subsequent liquidation. In answer to this item, such information is incorporated herein by this reference. There are currently no plans or proposals of the nature set forth in this item with respect to Grotewohl Management Services, Inc., and such plans or proposals are not applicable to natural persons. Accordingly, this information is omitted from the Information Statement.

ITEM 6.           Source and Amounts of Funds or Other Consideration.

(a)-(d) See "Purchase Agreement" and "Effects of Approval of the Proposal" in the Information Statement. In answer to this item, such information is incorporated herein by this reference.

ITEM 7.           Purpose(s), Alternatives, Reasons and Effects.

(a)-(d) See "Special Factors" and "Effects of Approval of the Transaction" in the Information Statement. In answer to this item, such information is incorporated herein by this reference.

ITEM 8.           Fairness of the Transaction

(a) See "Special Factors" in the Information Statement. In answer to this item, such information is incorporated herein by this reference.

(b) See "Special Factors" in the Information Statement. In answer to this item, such information is incorporated herein by this reference.

(c) See "Outstanding Voting Securities and Voting Rights" in the Information Statement. In answer to this item, such information is incorporated herein by this reference.

(d)-(e) The Partnership does not have directors. Accordingly, this information is omitted from the Information Statement.

(f) See "Special Factors" in the Information Statement. In answer to this item, such information is incorporated herein by this reference.

ITEM 9.           Reports, Opinion, Appraisals and Certain Negotiations.

(a)-(c) See "Special Factors" and "Appraisal of the Property/Fairness Opinion" in the Information Statement. In answer to this item, such information is incorporated herein by this reference.

ITEM 10.          Interest in Securities of the Issuer.

(a) See "Outstanding Voting Securities and Voting Rights" in the Information Statement. In answer to this item, such information is incorporated herein by this reference.

(b) There has been no transaction in the Units subject to Rule 13e-3 that was effected during the past 60 days by the persons named in response to paragraph
(a) of this item. Accordingly, this information is omitted from the Information Statement.

ITEM 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

         See   "Outstanding   Voting   Securities  and  Voting  Rights"  in  the
Information Statement. In answer to this item, such information is incorporated herein by this reference.

ITEM 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

(a) None of Grotewohl Management Services, Inc., Robert J. Dana, Philip B. Grotewohl, David P. Grotewohl, or Mark Grotewohl owns any Units. Accordingly, this information is omitted from the Information Statement.

(b) For the recommendation of Grotewohl Management Services, Inc., see "Special Factors" in the Information Statement. In answer to this item, such information is incorporated herein by this reference. None of the other persons named in paragraph (a) of this item has made a recommendation. Accordingly, this information is omitted from the Information Statement.


ITEM 13.          Other Provisions of the Transaction.

(a) See "Outstanding Voting Securities and Voting Rights" in the Information Statement. In answer to this item, such information is incorporated herein by this reference.

(b) Except as required by state law or the Partnership Agreement, in connection with the proposed transaction no provision has been made (i) to allow unaffiliated security holders to obtain access to the files of the Partnership or Grotewohl Management Services, Inc. or (ii) to obtain counsel or appraisal services at the expense of any person named Item 2. Accordingly, this information is omitted from the Information Statement.

(c) The proposed transaction does not entail the exchange of debt securities. Accordingly, this information is omitted from the Information Statement.

ITEM 14.          Financial Information.

(a)(1)  See  the  audited   financial   statements   included  under  "Financial
Statements" in the Information Statement. In answer to this item, such information is incorporated herein by this reference.

(a)(2)  See  the  unaudited  financial   statements  included  under  "Financial
Statements" in the Information Statement. In answer to this item, such information is incorporated herein by this reference.

(a)(3) Inapplicable, as the Partnership is not registering and has not registered debt securities or preference equity securities. Accordingly, this information is omitted from the Information Statement.

(a)(4) See "Financial Information - Selected Partnership Financial Data" in the Information Statement. In answer to this item, such information is incorporated herein by this reference.

ITEM 15.                   Persons and Assets Employed, Retained or Utilized.

(a)  Partnership   assets  will  be  used  in   consideration  of  the  proposed
transaction, to pay the costs of the proposed transaction, and to make liquidating distributions. Partnership officers and employees have been utilized to negotiate the terms of the proposed transaction, to assist in the conduct of the appraisal, and to assist in the preparation of this Schedule and the
Schedule 14A. See "Purchase Agreement," "Effects of Approval of the Proposal," and "Appraisal of the Property/Fairness Opinion" in the Information Statement. In answer to this item, such information is incorporated herein by this reference.

(b) No persons have been or are to be employed, retained or compensated by the Partnership, Grotewohl Management Services, Inc. or Mark Grotewohl or by any person on behalf of the Partnership, Grotewohl Management Services, Inc. or Mark Grotewohl to make solicitations or recommendations in connection with the proposed transaction.

ITEM 16.          Additional Information.

         See the Information Statement, the Notice, the Form of Proxy, and the other portions of the Schedule 14A. In answer to this item, such information is incorporated herein by this reference.

ITEM 17.          Material to be Filed as Exhibits.

(a) Inapplicable. Accordingly, this information is omitted from the Information Statement.

(b) See Exhibit 99.1  (appraisal)  and Exhibit 99.2  (fairness  opinion) to the
Schedule 14A. In answer to this item, such information is incorporated herein by this reference.

(c) See Exhibit 10.2 (agreement with the Everest Group) to the Schedule 14A. In answer to this item, such information is incorporated herein by this reference.

(d) See the Schedule 14A. In answer to this item, such information is incorporated herein by this reference.

(e) Inapplicable. Accordingly, this information is omitted from the Information Statement.

(f) Inapplicable. Accordingly, this information is omitted from the Information Statement.

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated the 27th day of July, 1998      SUPER 8  MOTELS  II,  LTD.,
                                      A CALIFORNIA LIMITED PARTNERSHIP

                                      By:   Grotewohl Management Services, Inc.,
                                            Managing General Partner

                                            By:      /S/ PHILIP B GROTEWOHL
                                                     Philip B. Grotewohl

                                      GROTEWOHL MANAGEMENT SERVICES, INC.

                                      By:   /S/ PHILIP B GROTEWOHL
                                            Philip B. Grotewohl

                                      /s/ MARK GROTEWOHL